Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), Northern Dynasty Minerals Ltd. (the "Company") is only required to deliver annual and interim financial statements and the related Management’s Discussion & Analysis ("MD&A") to a person or company which owns common shares of the Company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the "Return Form") on the last page hereof. Please forward the completed Return Form to the Company at the following address:

NORTHERN DYNASTY MINERALS LTD.
15th Floor, 1040 West Georgia Street
Vancouver, BC V6E 4H1
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1 800 667-2114

The Company reserves the right, in its discretion, to determine to send the annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 51-102 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI51-102 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD& A, you should complete and return this form to the Company.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive

(i)	annual financial statements and MD&A for the fiscal year ending December 31, 2013 and/or
(ii)	interim financial statements and MD&A which the Company may send to securityholders in 2014 and any other period prior to the Company sending a new request form and/or
(iii)	annual financial statements and MD&A for the fiscal year ending December 31, 2014.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile on SEDAR at www.sedar.com.

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

NORTHERN DYNASTY MINERALS LTD. (the “Company”)

(i)     (Please mark the appropriate box with a “X”)

Registered Holder

[ ]	The undersigned is a registered holder of common shares of the Company and:

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2013 and the MD& A for such statements	[ ]

(c)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD& A for such statements for all fiscal quarters in 2014 and any subsequent quarters before a new Return Form is sent by the Company	[ ]

(d)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2014 and the MD& A for such statements	[ ]

Non-Registered Holder

[ ]	The undersigned is a beneficial holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2013 and the MD& A for such statements	[ ]

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD& A for such statements for all fiscal quarters in 2014 and any subsequent quarters before a new Return Form is sent by the Company	[ ]

(c)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2014and the MD& A for such statements	[ ]

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)
Address:

Postal/Zip Code
Signature:	Date:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD& A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

Please indicate below if you would like to receive Northern Dynasty Minerals Ltd. news releases by either one of the following methods:

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